SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Management Discussion and Analysis of Financial Position and Operating Results

We are a development stage company that since 1994 has assembled a portfolio of silver-dominant projects which are located in seven countries in the Americas and Australia.  We are now focused on advancing our five principal projects, the Pirquitas project, the San Luis project, the Pitarrilla project, the Diablillos project and the Snowfield project.  Currently we are completing the construction of our Pirquitas project located in the province of Jujuy in northwest Argentina.  In aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company.  Certain of our projects also contain significant gold resources. We may opportunistically monetize certain of our other assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the three months ended March 31, 2009 and 2008 is prepared as of May 14, 2009 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2008, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts referred to in this discussion and analysis are expressed in United States (“US”) dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

Effective January 1, 2009, we changed our measurement and reporting currency from the Canadian dollar to the US dollar as a result of a change in the nature of our operations.  Due to the development of the Pirquitas project as well as our other principle projects in countries other than Canada, a significant portion of costs are incurred in US dollars.  Our recent debt and equity financings were completed in US dollars, and we now hold a majority of our cash and cash equivalents in US dollars.  With commercial production anticipated to commence at our Pirquitas project in 2009, our revenue stream will also be denominated in US dollars.  See note 14 of our interim financial statements for effect of the change in functional currency on prior year comparative figures.

FIRST QUARTER FINANCIAL RESULTS

•	We recorded a loss for the quarter of $2.6 million or $0.04 per share. Significant items incurred during the quarter include:
o	$2.1 million of general and administration expense;
o	$1.9 million non-cash stock based compensation expense;
o	$1.0 million foreign exchange loss, reflecting strengthening of the US dollar against our Canadian dollar holdings;
              offset by:
o	$1.6 million recovery on interest received from asset-backed commercial paper investments; and
o	$0.9 million recovery on current income tax after finalizing our tax filings.

•	We incurred $18.4 million for construction, $14.6 million for pre-operating costs and $2.6 million for mining equipment at the Pirquitas project in Argentina.

•
We incurred $3.1 million in exploration expenditures to advance other key properties during the quarter. Significant exploration expenditures include $1.4 million at the Pitarrilla project in Mexico, $0.8 million at the San Luis project in Peru and $0.3 million at the Diablillos project in Argentina.

FIRST QUARTER FINANCIAL REVIEW

For the quarter ended March 31, 2009, we recorded a net loss of $2,598,000 ($0.04 per share), compared to earnings of $2,328,000 ($0.04 per share) in the first quarter of 2008.  A discussion of the various components of the expense and income items compared to the prior year are as follows:

Exploration and mineral property costs	Three Months Ended March 31
	2009	2008
	$(000)	$(000)

Property examination and exploration	2	49
Reclamation and accretion	78	55
	80	104

We incurred $2,000 in property examination and exploration expenditures during the quarter compared to $49,000 for the same quarter in 2008, reflecting a decrease in general exploration activities as we continue to focus on development of the Pirquitas project.

Reclamation and accretion expense was $78,000 during the quarter compared to $55,000 expended during the same quarter of the prior year.  The increase was attributed to higher accretion expense for asset retirement obligations for the Pirquitas project.

Expenses	Three Months Ended March 31
	2009	2008
	$(000)	$(000)

General and administration	2,051	2,016
Depreciation	42	68
Stock-based compensation	1,914	2,424
Foreign exchange loss (gain)	1,035	(2,825)
	5,042	1,683

General and administrative expenses during the quarter were $2,051,000 compared to $2,016,000 in the same quarter of the prior year.   The increase in general and administrative expenses was the result of an increase in aggregate salaries and employee benefits due to hiring additional senior staff as we transition to a producing mining company.  This increase was offset by an overall reduction in general and administrative expenses, which are primarily incurred in Canadian dollars, due to the strengthening of the US dollar from the first quarter of 2008.

Stock-based compensation expense during the quarter was $1,914,000 compared to $2,424,000 in the same period of the prior year.  Of the current quarter’s expense, $1,600,000 was related to stock based compensation awarded to employees and $314,000 related to stock based compensation awarded to directors and consultants.  This compares with $2,105,000 related to employee and $319,000 related to directors and consultants in the same quarter of the prior year.  Stock based compensation expense is recognized over the vesting period of the options granted.  The decrease in total stock-based compensation was due to less unvested options outstanding in the current quarter as compared to the same quarter of the prior year.

Stock-based compensation assigned to mineral properties during the quarter was $23,000 compared to ($53,000) in the same quarter of the prior year.  The increase was related to stock-based compensation expense reversed as a result of unvested stock options forfeited during the first quarter of the prior year.

Foreign exchange loss was $1,035,000 for the quarter compared to a gain of $2,825,000 in the same quarter of the prior year.  A portion of our cash and cash equivalents, marketable securities, asset-backed commercial paper investments and convertible debenture receivable are denominated in Canadian dollars.  Therefore, the weakening of the Canadian dollar in relation to the US dollar resulted in a foreign exchange loss.

Other income (expenses)	Three Months Ended March 31
	2009	2008
	$(000)	$(000)

Investment income	330	817
Financing fees	-	(3,757)
Interest expense on convertible notes	-	(625)
Gain on sale of silver bullion	-	23,699
Gain on sale of marketable securities	-	974
Unrealized gain (loss) on financial instruments held-for-trading	(4)	1,391
Write-down of mineral properties	(377)	-
Gain (write-down) on other investments	1,630	(17,903)

	1,579	4,596

For the three months ended March 31, 2009, investment income was $330,000 compared to $817,000 in the same period of the prior year.  The decrease in investment income was due to lower yields realized on investments.  As a result of significant volatility in the credit markets, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in US and Canadian government treasury bills.  These treasuries are considered to be lower risk and, as a result, have lower yields.

In February 2008, we successfully completed a US$138,000,000 convertible note financing.  The convertible notes bear interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013.  Financing fees of $3,757,000 expensed in the prior year relate to one-time financing expenses including underwriters’ commissions, legal fees and auditors’ fees associated with the financing.

For the three months ended March 31, 2009, interest and accretion expense related to the convertible notes was $3,175,000 compared to $1,002,000 in the same quarter of the prior year.  In the current quarter, all interest and accretion expense incurred was capitalized to construction in progress as compared to $377,000 in the same quarter of the prior year.  As a result, no interest expense was expensed to net loss in the current quarter as compared to $625,000 expensed in the prior year.

In March 2008, we sold our silver bullion for a gain of $23,699,000.  No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

Gain on sale of marketable securities was $974,000 in the first quarter of the prior year.  No marketable securities were sold during the current quarter.

Unrealized loss on financial instruments held-for-trading during the quarter was $4,000 compared to an unrealized gain of $1,391,000 in the same quarter of the prior year.  The unrealized gain in the prior period was primarily the result of a $1,385,000 unrealized gain on mark-to-market adjustment of foreign exchange options, these foreign exchange contracts were closed in March 2008.

During the quarter, we allowed our mineral rights for the La Bandera project in Mexico and Veca project in Peru to lapse.  As a result, a $377,000 write-down of mineral property was recorded to net loss for the period.  No write-down of mineral property was recorded in the same quarter of the prior year.

During the quarter, we recorded a recovery of other investments of $1,630,000 compared to a write-down of $17,903,000 in the same quarter of the prior year.  The $1,630,000 recovery relates to a retroactive interest payment received on our asset-backed commercial paper (“ABCP”) investment covering the period from August 2007 to August 2008.  In the same quarter of the prior year, we recorded a write-down of $17,903,000 on our investment in ABCP to its estimated fair value.

For the three months ended March 31, 2009, we recorded an income tax recovery of $900,000 compared to $nil in the same quarter of the prior year.  In July 2008, we estimated income tax expense of $13,370,000 related to sale of the Shafter project.  During the current quarter, we finalized our tax filing which resulted in a reduction in our original estimate of income tax expense by $900,000.  Future income tax recovery during the quarter was $45,000 compared to future income tax expense of $481,000 in the same quarter of the prior year.  Future income tax recovery (expense) reflects the tax effect on unrealized gain (loss) on our marketable securities during the respective periods.

Summary of quarterly results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
March 31, 2009	nil	(2,598)	(1)	(0.04)
December 31, 2008	nil	(14,312)	(2)	(0.23)
September 30, 2008	nil	11,951	(3)	0.19
June 30, 2008	nil	(5,913)	(4)	(0.09)
March 31, 2008	nil	2,328	(5)	0.04
December 31, 2007	nil	(13,896)	(6)	(0.22)
September 30, 2007	nil	(12,954)	(7)	(0.21)
June 30, 2007	nil	(6,384)	(8)	(0.10)

Explanatory notes:
(1)	Includes $1,914,000 non-cash stock based compensation expense, $1,035,000 of foreign exchange loss, offset by $1,602,000 recovery of other investments.
(2)
Includes $3,100,000 foreign exchange loss, $2,165,000 non-cash stock based compensation expense, $4,891,000 mark to market write-down of marketable securities and $1,733,000 of current income tax expense.

(3)
Includes $18,621,000 after-tax gain on sale of Shafter Silver project, $1,591,000 foreign exchange gain, net of $2,897,000 future income tax expense, $2,600,000 non-cash stock based compensation expense and $888,000 unrealized loss on financial instruments held-for-trading.

(4)	Includes $2,412,000 in non-cash stock based compensation expense, $1,116,000 foreign exchange loss, and $1,420,000 interest expense on convertible debt.
(5)
Includes $23,699,000 gain on sale of silver bullion, $2,825,000 foreign exchange gain , $1,391,000 gain on financial instruments held-for-trading and $974,000 gain on sale of marketable securities net of $17,903,000 write-down in fair value of asset-backed commercial paper.

(6)	Includes $3,956,000 non-cash stock based compensation expense and a further $8,156,000 write-down in fair value of asset-backed commercial paper.
(7)
Includes $4,216,000 non-cash stock based compensation expense, $4,077,000 write-down in fair value of asset-backed commercial paper, $1,861,000 foreign exchange loss and a $1,966,000 loss on the fair value of foreign exchange contracts.

(8)	Includes $3,725,000 in non-cash expenses related to values assigned to stock options and $1,758,000 in future income tax expense.

Financial Position and Liquidity

Liquidity and Capital Resources

At March 31, 2009, we held $107,723,000 in cash and cash equivalents and $10,877,000 in marketable securities.  A significant portion of our cash and cash equivalents are held in large Canadian financial institutions and are composed of financial instruments issued by US and Canadian banks and governments with high investment grade ratings.

With working capital of $92,440,000 at March 31, 2009, we have sufficient funds to complete the construction of the Pirquitas mine as well as our planned exploration programs for the remainder of the year.

Operating Activities

Cash flows used in operations in the quarter were $4,006,000 compared to $8,052,000 in the same quarter of the prior year.  The decrease in cash used in operations was due primarily to higher financing costs related to the issuance of convertible notes in the prior year.

Financing Activities

The following table summarizes cash flows from financing activities:

Financing activities	Three Months Ended March 31
	2009	2008
	$(000)	$(000)

Shares issued for cash	93,754	1,443
Proceeds from issuance of convertible notes	-	138,000
Financing costs related to equity portion of convertible notes financing	-	(1,473)
	93,754	137,970

During the quarter, we closed a public share offering of 5,826,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $99,037,000. After deducting underwriting fees and estimated offering expenses of $5,648,000, net proceeds were $93,389,000.

During the quarter, proceeds from exercise of options were $365,000 as compared to $1,443,000 for the same quarter of the prior year.

During the first quarter of 2008, we sold $138,000,000 in senior convertible notes.  The unsecured notes bear interest at a rate of 4.5% per annum, payable semi-annually, and mature on March 1, 2028.

Investing Activities

Mineral Properties and Capital Expenditures

Total mineral property expenditures incurred during the quarter were $4,766,000 compared to $7,858,000 in the comparable quarter of the prior year.  A summary by mineral property is as follows:

	Three Months Ended March 31
	2009	2008
	$(000)	$(000)

Bowdens	41	69
Candelaria	63	67
Challacollo	76	175
Diablillos	286	1,271
Pitarrilla	1,417	3,700
San Luis	764	1,326
Snowfield	76	48
Veta Colorada	32	22
Other	341	306
Change in working capital	1,669	874
	4,766	7,858

The above table reflects cash expenditures incurred by property.  It does not include the value of shares issued for mineral properties and other non-cash charges.

Pirquitas

During the three months ended March 31, 2009, approximately $20,988,000 of capital and $14,576,000 million of pre-operative expenditures were incurred on the Pirquitas project in Argentina.

During the quarter, we completed construction of the silver circuit, advanced commissioning of the ball mill and delivered ore to the ball mill feed system.  Subsequent to the end of the quarter, we completed commissioning of the silver flotation circuit and commenced concentrate production.  Silver concentrate is now being produced and stockpiled for shipment in May.

At current metal prices, the silver and tin concentrates account for over 95% of the anticipated revenue from the mine.  As a result, the silver circuit will be optimized first, followed by the tin circuit.  Due to encouraging results from metallurgical test work, process equipment purchased for the zinc circuit will be used to enhance silver recoveries and increase the silver content of the silver concentrate.  Consequently, completion of the zinc circuit will be subject to further evaluation.

Open pit pre-stripping has been completed and the initial ore has been exposed.  Open pit ore is being stockpiled while the historical jig tailings are fed through the silver circuit during the second quarter.

With production ramping up through the second quarter of 2009, Pirquitas is expected to produce approximately six million ounces of silver in 2009 and achieve full production in 2010 of approximately 10 million ounces of silver.

In February 2009, we updated the capital cost estimate for the project to $230 million from the previous capital cost estimate of $220 million as inflation in wages and local inputs continues to place pressure on costs.  In developing the $220 million cost estimate in November 2007, we estimated inflation for wages and other inputs within Argentina significantly higher than the official rate.  With inflation exceeding our estimates, the estimated cost to complete the construction of Pirquitas has increased to $230 million or 5% over the 2007 estimate.   A recent review of the cost to complete indicates that this target cost to complete remains unchanged.  With close to one year of mining experience and in-country administration, we estimate that mining, milling and administration costs will average $26/tonne over the life of the mine.

As of March 31, 2009, we had expended $213.2 million in construction costs of the total estimated $230 million.

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  The legality of the export tax is currently under review by the court in Argentina.

San Luis

A total of $764,000 was spent at the San Luis joint venture property in Peru during the quarter compared to $1,326,000 in the same quarter of the prior year.

An updated resource estimate completed in the fourth quarter of 2008 defined a measured and indicated resource of 348,000 ounces of gold resources and 9.0 million ounces of silver resources.

During the quarter, a feasibility study on placing the project into production is underway and is expected to be completed in the second quarter of 2009.  An environmental impact study has also been initiated and is scheduled to be completed by the end of 2009.  The joint venture is currently negotiating long-term land access agreements for the project.

We currently hold a 55% interest in the San Luis project and have elected to increase our interest to 70% by completing a feasibility study.  We have the right to increase our interest in the San Luis joint venture to 80% by placing the project in production.  The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla

A total of $1,417,000 was spent on our Pitarrilla property in Mexico during the quarter compared to $3,700,000 in the same quarter of the prior year.

Work is well-advanced on an engineering pre-feasibility study which focuses on the economics of developing the underground sulphide-associated, base metal and silver mineralization found at Breccia Ridge.  A second study focusing on development of the potential open pit resources at Breccia Ridge as well as other satellite zones is in progress.

Project resources total 159.9 million ounces of measured silver, 483.7 million ounces of indicated silver and 82.3 million ounces of inferred silver resources, placing Pitarrilla among the largest silver discoveries in the last decade.  A ramp has been completed to provide underground drilling stations for the high grade silver and base metal mineralization of the Breccia Ridge Zone.  This drilling will be undertaken on completion of the pre-feasibility study.  The portal and more than 1,300 meters of ramp excavation have been completed to date.

Diablillos

A total of $286,000 was spent at the wholly-owned Diablillos silver-gold project in Argentina during the quarter compared to $1,271,000 in the same quarter of the prior year.

During 2007 and 2008, we completed over 17,700 meters of diamond drilling at the Diablillos Project.  The objective of this program was to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  We have engaged an independent Qualified Person as defined in NI 43-101 to prepare an updated resource estimate for the Diablillos project, which is expected to be completed in the second quarter of 2009.  In addition, a metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos is underway.  Dependent on the results of the resource estimate and the metallurgical program, we will advance a pre-feasibility study on the economics of developing the Diablillos project.

Snowfield

A total of $76,000 was spent at this wholly-owned property in Canada during the quarter compared to $48,000 in the same quarter of the prior year.

In February 2009, we reported a significant increase in gold resources at our wholly-owned Snowfield project in northern British Columbia, Canada.  The increased gold resource is now comprised of measured and indicated gold resources totalling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne, as well as significant silver, copper and molybdenum resources.

A geological review is underway to assess the potential for expanding the mineralization at Snowfield and our adjacent Sulphurets project.  At least 20,000 meters of follow-up drilling is planned for 2009.  The property is located 65 kilometres north of the town of Stewart and 20 kilometres southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

San Agustin

In February 2009, an exploration company that had an option to acquire the property elected to not exercise its option, after expending in excess of $10 million in exploration on the property.  As a result, San Agustin now hosts indicated gold resources totaling 1.59 million ounces and silver resources of 47.9 million ounces; and inferred gold resources totaling 1.06 million ounces and silver resources of 37.0 million ounces.  The property has excellent exploration potential and a geological review is underway, with additional drilling planned.

Additional Disclosures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the three months ended March 31, 2009, we recorded administrative, technical services and expense reimbursements of $197,000 (March 31, 2008 - $433,000) from companies related by common directors or officers.  At March 31, 2009, accounts receivable includes $41,000 (December 31, 2008 - $42,000) from these related parties.  Amounts due from related parties are non-interest bearing and without specific terms of repayment.  Transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2008 audited annual consolidated financial statements.  A discussion of the critical accounting estimates and assumptions that management has made and how they affect amounts reported in the consolidated financial statements is included in our Management Discussion & Analysis for the year ended December 31, 2008.  These estimates include:

•	mineral resources and reserves,

•	the carrying value of mineral property costs,

•	the carrying value of the reclamation liability,

•	income and resource taxes,

•	the carrying value of other investments,

•	the valuation of stock-based compensation expense, and

•	the assumptions used in determining the reclamation liability.

Changes in Accounting Policies

Foreign currency translation

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the US dollar as a result of a change in the nature of our operations.

Due to the development of the Pirquitas project as well as our other principal projects in countries other than Canada, a significant portion of our costs are incurred in US dollars.  Our recent debt and equity financings were completed in US dollars and we now hold majority of our cash and cash equivalents in US dollars.  With commercial production anticipated to commence at our Pirquitas project in 2009, our revenue stream will also be denominated in US dollars.  Concurrent with the change in functional currency, we have also adopted the US dollar as our reporting currency.

As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations have been translated to US dollars using the temporal method on a prospective basis.  Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are recognized in the Consolidated Statement of Earnings (Loss) and Comprehensive Loss.

The comparative financial statements and corresponding notes have been restated from Canadian dollars to US dollars using the current rate method.  Under this method, all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; expense items are translated at the average rate of exchange for the period; one-time income or expense items are translated at the exchange rate on the date of the transaction; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”) in accumulated other comprehensive income.  See note 14 of our interim financial statements for the effect of the change in reporting currency on prior year comparative figures.

Mining Exploration Costs

Effective March 27, 2009, we adopted Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”.  This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets.  This standard had no significant impact on our consolidated financial statements.

Goodwill and Intangible Assets

Effective January 1, 2009, we adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Business combinations and related sections

CICA Handbook Section 1582, “Business Combinations” and Section 1601, “Non-Controlling Interests”, replaces Sections 1581 and 1600, respectively.  The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.  These new standards effectively harmonize the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”).  These standards are effective January 1, 2011 prospectively, with early adoption permitted.  We are currently assessing the impact of the new standards on our consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, requires companies to take into account their own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2010.  We are currently assessing the impact of the new standard on our consolidated financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and the United States with respect to their plans regarding convergence to IFRS:
•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption is permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

•
In January 2008, the Securities and Exchange Commission (“the Commission”) of the United States announced the adoption of a final rule that the Commission would accept from foreign private issuers financial statements prepared in accordance with IFRS as adopted by the International Accounting Standards Board without reconciliation to US GAAP with an effective date of March 4, 2008.  We are a foreign private issuer in the United States.

We have specific initiatives underway and others have been planned for the transitioning from Canadian GAAP to IFRS.  The current status of the project is as follows:

Resources
•	We have retained the service of a major public accounting firm to provide technical and process management assistance for the project.
•	We will continue to invest in training and resources to ensure a timely and effective conversion.
Process
•	A diagnostic assessment of the key impact areas was completed.
•	An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRSs”, has been completed.
•
A detailed assessment of accounting and measurement differences between Canadian GAAP and IFRS on current accounting policies, as well as new policies anticipated to be implemented as we transition to production, is underway.

•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.
•	We will continue to develop and refine our transition plan
•	Our audit committee is monitoring the implementation progress and is kept informed of issues as they are identified.
•	Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact the consolidated financial statements.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value.  As at May 14, 2009, the following common shares and options were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	68,611,760
Stock options	4,985,750	10.50 – 40.62	0.4 – 9.6
Fully diluted	73,597,510

Risks and Uncertainties

We are a company focused on the acquisition, exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2008.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in U.S. and Canadian dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds and investments in Canadian dollars.

Argentina Export Tax

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  The legality of export tax is currently under review by the court in Argentina.

Construction Risk

The Pirquitas project is our only mineral property currently under development. The development of the Pirquitas project and the future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

➢ the timing and cost, which can be considerable, of the construction of mining and processing facilities;
➢ the availability and cost of skilled labor and mining equipment;
➢ the availability and cost of appropriate smelting and refining arrangements;
➢ the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
➢ the availability of funds to finance construction and development activities;
➢ potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

➢ potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development for the Pirquitas project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas, and as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot be assured that our activities will result in profitable mining operations at the Pirquitas project or any of our other mineral properties.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.